Exhibit 12.1

REALTY INCOME CORPORATION
STATEMENTS RE COMPUTATION OF RATIOS
( dollars in thousands )

	Years ended December 31,

	2010	2009	2008	2007	2006

Fixed charges:
Interest	$89,349	$81,860	$90,083	$61,640	$48,893
Amortization of fees	3,888	3,668	3,873	2,691	2,470
Interest capitalized	10	5	92	993	2,184
Fixed charges	$93,247	$85,533	$94,048	$65,324	$53,547

Income from continuing operations	$121,416	$120,775	$110,301	$121,871	$99,551
Plus fixed charges	93,247	85,533	94,048	65,324	53,547
Less interest capitalized	(10)	(5)	(92)	(993)	(2,184)

Earnings from continuing operations
before fixed charges	$214,653	$206,303	$204,257	$186,202	$150,914
Divided by fixed charges	$93,247	$85,533	$94,048	$65,324	$53,547

Ratio of earnings from continuing
operations to fixed charges	2.3	2.4	2.2	2.9	2.8

Ratio of earnings from continuing
operations to combined fixed charges
and preferred stock dividends	1.8	1.9	1.7	2.1	2.3

Preferred stock dividends	$24,253	$24,253	$24,253	$24,253	$11,362